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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

Gil Trotino

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

gtrotino@magicsoftware.com

Magic Software and IDS Scheer AG Announce Partnership for the Enterprise Integration Market

Or-Yehuda, Israel (September 21, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced the signing of a joint Marketing Agreement with IDS Scheer AG. With this agreement, Magic Software greatly expands its ability to deliver comprehensive cost-effective business integration solutions to its customers.

Under the terms of this agreement Magic will work with IDS Scheer AG to market IDS software products from the ARIS product line for business process management. This will allow Magic Software to offer its customers the powerful combination of its comprehensive iBOLT Integration Suite with IDS’ state-of-the-art Process Modeling and Performance Management tools. IDS Scheer is the world’s leading provider of business process, design, implementation and performance management solutions.

For system integrators and solution providers, iBOLT's open, standards-based service-oriented architecture provides the means to ease integration project pains while growing their businesses. iBOLT's unified, comprehensive integration framework offers advanced business integration, process management and activity monitoring capabilities that benefit both integrators and customers with rapid project development and deployment, lower implementation and maintenance costs, and increased customer satisfaction.

Magic is interfacing the ARIS process platform with iBOLT, providing both IDS and Magic customers with an extended Business Process Management suite spanning the entire solution lifecycle from Process Modeling, through Composite Application Integration, to Corporate Performance Management.

"There is a perfect fit between the ARIS Toolset, ARIS Process Performance Manager and iBOLT," said Avigdor Luttinger, Head of the iBOLT Program at Magic Software. "IDS Scheer provides iBOLT with rich and extensive process design capabilities, and extends our Business Activity Monitor into a Corporate Performance and Business Intelligence solution of unprecedented power."

 "We are very pleased to partner with Magic Software," says Sven Wilms (Senior Vice President, International Sales, IDS Scheer AG). "iBOLT’s solution for business integration provides an excellent choice for any organization seeking a robust environment for business integration and process management. With the integration with the ARIS BPM Solutions, iBOLT can now provide a comprehensive solution critical to business success."

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technologies that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technologies, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, http://www.magicsoftware.com/.

About IDS Scheer AG

IDS Scheer (Saarbrücken) develops corporate solutions for business process management. With its ARIS product family, the company offers its customers an integrated and complete tool portfolio for design, implementation and controlling of business processes. IDS Scheer's consultants support businesses in creating a process organization and implementing modern application concepts such as Supply Chain Management, Customer Relationship Management and Enterprise Application Integration. Following its acquisition of Groupe Expert and the regional companies Plaut CEE and Plaut North America, IDS Scheer is also able to offer Business Process Outsourcing and lends greater emphasis to its focus on small and medium enterprises. ARIS SmartPath now represents a tool that will make rapid SAP introduction a reality for SME as well. As a part of the ARIS Process Platform, ARIS Toolset is the number one selling process modeling tool in the world, and is used by 90 percent of DAX 30 companies. A strategic co-operation with SAP makes the ARIS tools and methods standards for the NetWeaver platform. IDS Scheer was founded in 1984 by Prof. August-Wilhelm Scheer and now serves about 4,000 customers in over 50 countries through a network of its own branch offices and partners. In 2003, the company earned revenues of over 221 million Euro. About 2000 people are working for IDS Scheer worldwide. In Germany, IDS Scheer is among the top 10 IT service providers. In Central and Eastern Europe, it is recognized as a market leader. IDS Scheer is listed in the TecDAX on the Frankfurt Stock Exchange, and is thus ranked among the 110 leading companies traded on the stock exchange, also known as the DAX110.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: September 21, 2004